August 4, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Suzanne Hayes
Joshua Samples
Lilyanna Peyser
Sharon Blume
Sasha Parikh

Re:	Gemphire Therapeutics Inc.
Registration Statement on Form S-1 (File No. 333-210815)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 13, 2016 and the date hereof, approximately 993 copies of the Preliminary Prospectus dated June 13, 2016 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Thursday, August 4, 2016 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC
RBC CAPITAL MARKETS, LLC

As representatives of the
several underwriters

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Lorenzo Paoletti
Name: Lorenzo Paoletti
Title: Director

[Signature Page to Acceleration Request of the Underwriters]